

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2014

Via E-mail
Patrick Rodgers
Chief Executive Officer
Euronav NV
De Gerlachekaai 20
2000 Antwerpen
Belgium

> **Re: Euronav NV**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form F-1**
> **Submitted August 22, 2014**
> **CIK No. 0001604481**

Dear Mr. Rodgers:

We have reviewed your response to our prior comment letter to you dated August 13, 2014 and have the following additional comments.

Our Business, page 1

1. We note your disclosure that Peter Livanos serves as the Chairman of the Board of Directors through his appointment as "permanent" representative of TankLog. Please revise to also explain any circumstances where Mr. Livanos may no longer serve as Chairman, such as if TankLog holds less shares than it currently does, if true, for instance, or advise.

Management's Discussion and Analysis, page 54

Critical Accounting Policies, page 59

Vessel Impairment, page 60

2. Based on our conference call on August 27th 2014, we continue to believe that evaluating your tankers and FSOs, on a fleet basis, as two cash generating units, for purposes of your impairment analysis pursuant to IAS 36 may not be appropriate. As outlined in paragraph 6 of IAS 36, a cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Furthermore, paragraph 66 of IAS 66 provides that if there is any indication that an asset may be impaired, then the recoverable amount shall be estimated for that individual asset. Since it appears that you have the

ability to individually evaluate the recoverability of your tankers and FSOs as individual assets, since both your tankers that do not operate in pools and your FSOs operate independently of each other under separate charter arrangements that are largely independent of the cash inflows from other assets or groups of assets, we continue to believe that your tankers that do not operate in pools and your FSO's should be individually evaluated for impairment as separate cash-generating units pursuant to the guidance in IAS 36. Furthermore, although paragraph 72 of IAS 36 does indicate that cash generating units shall be identified consistently from period to period, it also provides that this shall occur "unless a change is justified" which would appear to apply to situations when your vessels are moved into or out of pool operating arrangements. As such, we do not believe that the use of consistent "cash generating units" for your fleet of vessels provides a basis for considering them a single cash generating unit for purposes of your impairment analysis. Accordingly, please revise your impairment analysis with respect to your tankers not operating in pools and your FSO's to treat each vessel as a separate cash-generating unit for purposes of your most recent impairment analysis.

Our Fleet – Vessel Carrying Values, page 61

3. We note your response and the revisions made to page 62 of MD&A in response to our prior comment 4. Please update footnotes (1) and (2), as practicable, to disclose the number of vessels, by type, whose carrying values exceeded their market values at June 30, 2014 and disclose the amounts by which their aggregate carrying values exceeded their aggregate market values at this date.

Certain Relationships and Related Party Transactions, page 130

Registration Rights Agreements, page 130

4. We note your response to our prior comment 6. Once the terms of the registration rights agreement are finalized, please revise your disclosure on page 130 to disclose its significant terms. MD&A and the notes to your financial statements should also be similarly revised if you plan to enter into this agreement prior to or in connection with the offering.

Security Ownership of Certain Beneficial Owners, page 133

5. We note your response to our prior comment 7. Please provide the natural person who has voting or dispositive power over the shares held by York Capital Management Global Advisors LLC, Victrix NV, Golden Tree Asset Management LLC and Blue Mountain Capital Management LLC.

<u>Euronav NV Financial Statements</u>

<u>Note 23 Share-based Payment arrangements, page F-78</u>

6. We note from the disclosure in the first paragraph on page F-79 that 50% of the options issued by the Company can only be exercised if the shares of the Group are admitted for listing in a recognized US listing exchange platform. Please tell us whether your planned public offering will result in recognition of compensation expense in your financial statements in connection with these options. If so, please also tell us the amount of compensation expense that you expect to recognize in your financial statements as a result of your planned public offering.

Other

7. Please provide a currently dated consent from the independent registered public accountants upon the public filing of your Form F-1 registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: <u>Via E-mail</u>
        Gary J. Wolfe, Esq.